Exhibit 99.2

ASML 2007 Annual and Fourth Quarter Results Technology leadership to provide robust H1 sales and profit amid market uncertainty January 16, 2008

Safe Harbor "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Agenda ASML overview Market Business performance Financial summary Outlook

ASML The world's largest supplier of Lithography equipment Revenue evolution for 5 years 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 Region 1 0 1 2.5 8.5 7.5 10.5 11.5 10.5 21 21 19 19.5 25.5 31 36 41 41 30 54 45 53 56.5 63 Market share evolution Source: VLSI Research Market share 2007 Source: Semi & ASML ASML Nikon Canon 65 24 11 Employees: ~ 6500 (Q4'07) Sales: # 3 Semi Cap Market Cap: # 2 Semi Cap 3,597 &128; M 3,809 &128; M 2007 2,529 &128; M 2005 2,465 &128; M 2004 1,543 &128; M 2003 Revenues Year Ranked in the top 3 for customer satisfaction for the 5th consecutive year 2006

Market

Market in general Global economic weakness sentiment Slowdown of overall 2008 semiconductor capex forecast by analysts and customers Our immersion products enable technology transfers down to the 45nm node which are executed urgently by customers to reach appropriate integration and cost targets needed in the current environment Independent market researchers expect double digit semiconductor unit growth in 2008

Market researchers are forecasting double digit semiconductor unit growth Semiconductor unit growth in 2008

Continued strong unit growth for the memory sector Memory semiconductor units growth in 2008

Factory utilization High factory utilization + improved demand triggers equipment buys Note: Leading edge is defined as 90 nm and below. Leading Edge 40% 50% 60% 70% 80% 90% 100% 1Q04 3Q04 1Q05 3Q05 1Q06 3Q06 1Q07 3Q07 1Q08 3Q08 1Q09 3Q09 Source: Gartner (Dec 2007) 2008

Source: Gartner Semiconductor inventory Healthy semiconductor inventories and increasing chip demand should trigger equipment purchases

NAND Flash : Fast transition to advanced nodes to enable higher capacity and lower cost devices Source: DRAM eXchange

Strong transition to 1 Gb DRAM occurring requiring immersion technology Source: Gartner Dataquest ( December 2007) Source: Gartner Dataquest ( December 2007) 1Gb DRAM product transition forecast

Solid order book supports robust H1 revenue Backlog is 89 systems valued at &128; 1,697 Million 78% of backlog is shippable in the next 6 months Immersion represents 60% of backlog Solid IDM demand - 26% of backlog - underpins the non memory portion of backlog Limited exposure to second tier DRAM manufacturers - 13% of backlog

Significance of the immersion market in 2008 ASML immersion net sales expected to almost double in 2008 Volume of immersion systems will lead to significant system ASP growth Further market gains in Japan expected based upon highest productivity with 14 immersion systems installed productivity with 14 immersion systems installed productivity with 14 immersion systems installed productivity with 14 immersion systems installed productivity with 14 immersion systems installed productivity with 14 immersion systems installed

ASML: In the "sweet spot" of semiconductor equipment supply Lithography: the enabler of shrink for lower cost per chip Lithography benefits from multiple growth drivers Industry segment growth Process complexity driving more litho layers Higher ASP tools ASML reaping the reward of immersion leadership

Business performance

2007 Accomplishments

- Record sales of € 3,809 million and net income of € 688 million
- Revenue market share increased to 65%
- Improved Japan market share to 20% through differentiated product performance
- Accumulated R&D strength provides means to deliver key future products and to solidify technology leadership
- Fastest advanced product ramp in ASML's history shipping 20 immersion TWINSCAN XT:1900i systems in H2
- Compounded knowledge on EUV at IMEC and Albany Nanotech
  - 4 orders for EUV machines, shipments to start in 2009
- New productivity records achieved on all products
  - 24 tools processed more than 1 million wafers per year
- First ventures in "extended litho" show promising capability
- Returned € 1,372 million in cash to shareholders

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ASML

Q4 financial performance Q4 2007 Strong Q4 top line net sales of &128; 973 million Solid margin performance with gross margin of 40.7% Operating margin of 21.6% Cash generation &128; 72 million from operations Backlog at &128; 1,697 million, 89 systems Booked 11 immersion systems TWINSCAN XT:1900i

8 Quarters of robust Operating Margin performance ASML Operating Margin

Improving shareholder value in 2007 In 2007, ASML returned &128; 1,372 million to shareholders through share buyback programs and a capital repayment Reduced outstanding shares by 72 million shares Issued 26 million shares for convertible bond redemption The number of outstanding basic shares reduced in 2007 to 436 million shares at the end of the year

Improving shareholder value going forward ASML is committed to return cash above its target cash & cash equivalents buffer of &128; 1 billion to &128; 1.5 billion to shareholders The current share buyback program of 14 million shares to cover for outstanding employees stock options will be completed 9 million shares have been repurchased so far ASML is confident about its ability to generate cash above operational needs in 2008 We will consider all available opportunities to return excess cash to shareholders including: share buy back capital repayment dividend

Financial summary

2003 2004 2005 2006 2007 Q1 318 453 685 629 960 Q2 329 616 763 942 935 Q3 370 611 533 958 940 Q4 526 785 548 1065 974 Total net sales M&128; 526 370 329 318 785 611 616 453 548 533 763 685 629 1,543 2,465 2,529 942 958 1068 3,597 960 935 940 973 3,809

Memory Foundry IDM R&D East 70 17 13 5 West North Net sales breakdown in value: Q4 2007 Technology Region End-use Foundry 17% Memory 70% IDM 13% ROW U.S.A Europe Taiwan Korea China Japan Stp 15 20 10 15 31 0 9 West North USA 21% Taiwan 15% Korea 31% Japan 9% Europe 10% ROW 14% Sales in units ArF immersion 13 ArF dry 16 KrF 13 i-Line 13 Numbers have been rounded for readers' convenience KrF 15% i-Line 6% KrF ArF dry ArF immersion I line East 15 33 46 6 West North ArF immersion 46% ArF dry 33%

Consolidated statement of operations M&128; Numbers have been rounded for readers' convenience

Key financial trends 2006 - 2007 Numbers have been rounded for readers' convenience

Cash flow M&128; Numbers have been rounded for readers' convenience

Balance sheet as of Dec 31, 2007 M&128; Numbers have been rounded for readers' convenience * Capital repayment &128;1,012 million executed 4 October 2007

Backlog as of Dec 31, 2007 78% of backlog or &128; 1,328 million system sales carry Q1 '08 + Q2 '08 shipment dates Q4 net bookings of 54 systems with a value of &128; 803 million including 45 new tools with an ASP of &128; 16.9 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period New Systems Used Systems Total Systems Backlog M&128; 1,650 M&128; 47 M&128; 1,697 M&128; 20.9 M&128; 4.7 M&128; 19.1 Backlog Backlog 79 89 Units Value ASP Numbers have been rounded for readers' convenience 10

Backlog: value and litho units Backlog Jan 03 Mar 03 Jul 03 Oct 03 Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Dec07 Backlog value 1030 870 678 859 993 1357 1800 2053 1691 1377 987 1245 1434 1596 1830 2126 2146 2163 1745 1769 1697 Systems 103 93 62 91 124 163 174 183 131 107 80 87 95 106 127 151 163 148 109 90 89 Backlog units Backlog value M&128;

Memory IDM Foundry R&D East 66 26 8 0 West North Backlog lithography in value per Dec 31, 2007 Total value &128; 1,697 million Region End-use Foundry 8% Memory 66% IDM 26% KrF ArF dry ArF wet I line East 10 28 60 2 West North Technology i-Line 2% ArF immersion 60% KrF 10% ArF dry 28 % Numbers have been rounded for readers' convenience Singapore U.S.A Europe Taiwan Korea Other Japan China Stp 0 21 11 9 33 4 10 12 West North USA 21% Taiwan 9% Korea 33% Other 4% Europe 11% Japan 10% China 12%

Outlook

Q1 2008 outlook ASML expects to ship 50 systems ASP for new + refurbished systems expected to be &128; 16.3 million Gross margin between 40 - 41% R&D is expected at &128; 127 million net of credit SG&A is expected at &128; 58 million

2008 Outlook Although independent market researchers still expect a double digit increase in demand for integrated circuit units in 2008, which should translate into lithography market expansion in 2008, we are awaiting confirmation of this potential growth through the exact level of Q1 and Q2 bookings We remain optimistic, in view of our customers' large immersion technology needs, their high level of capacity utilization, and the low IC inventory levels in the market

Commitment